Exhibit 3.1

SEVENTH AMENDED AND RESTATED

SHAREHOLDERS AGREEMENT

THIS SEVENTH AMENDED AND RESTATED SHAREHOLDERS AGREEMENT (the “Agreement”) is entered into as of the 28th day of March, 2024, by and among Emerging Fuels Technology, Inc., a corporation formed under the laws of Oklahoma (the “Corporation”), and the shareholders of the Corporation’s Common Stock and Preferred Stock (individually a “Shareholder” or collectively the “Shareholders”).

RECITALS:

WHEREAS, as of the date hereof, the Shareholders own all of the issued and outstanding Common Stock and Preferred Stock of the Corporation as set forth on Exhibit A hereto;

WHEREAS, the Shareholders believe that they will promote their mutual interests and the interests of the Corporation, and will ensure continuity and stability in the management and policies of the Corporation, if they impose certain restrictions and obligations upon themselves and upon the Corporation;

WHEREAS, on July 21, 2021, the Corporation and the then-existing Shareholders of the Corporation entered into that certain Sixth Amended and Restated Shareholders Agreement, and on October 28, 2021, the Corporation and the then-existing Shareholders of the Corporation entered into that certain First Amendment to Sixth Amended and Restated Shareholders Agreement (collectively the “Sixth Amendment”);

WHEREAS, as permitted by Section 10.10 of the Sixth Amendment, Shareholders owning seventy percent (70%) of the issued and outstanding Common Stock and Preferred Stock of the Corporation wish to amend the terms of the Sixth Amendment and fully restate the mutually agreed upon the terms and conditions herein; and

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and promises herein contained, the parties hereto hereby covenant and agree as follows:

SECTION 1

PREEMPTIVE RIGHTS

1.1Preemptive Rights. Subject to the restrictions on preemptive rights contained in Section 1.2 below, prior to the consummation of any proposed issuance or sale by the Corporation of any shares of its capital stock including any treasury shares (e.g., authorized but unissued shares), such shares shall first be offered (on the same terms and conditions as so proposed to be issued or sold) to the Shareholders in proportion to their respective holdings, all as more fully set forth below:

(a)Said terms and conditions shall be communicated in writing to each Shareholder at their address appearing on the books of this Corporation, together with a statement of their rights hereunder.

(b)Each Shareholder shall have the option to acquire their proportion (i.e., a fraction, the numerator of which is the number of shares held by such Shareholder prior to the new issuance and the denominator of which is the total number of issued and outstanding shares held by all Shareholders prior to the new issuance) of the capital stock so proposed to be issued or sold, on the same terms and conditions. Such option shall be exercised by delivery of written notice of exercise to the principal office or statutory agent of this Corporation within ten (10) business days after receipt of the communication referred to in Section 1.1(a) above. An option may be exercised as to all shares subject thereto or in part.

(c)In the event any Shareholder shall fail or decline to exercise his preemptive option as aforesaid, such Shareholder’s proportion of said capital stock may be acquired by the Shareholders who have exercised their options up to a number of shares in proportion to the number of shares subject to their options. Such option shall be exercised by delivery of written notice of exercise to the principal office or statutory agent of this Corporation within ten (10) business days after receipt of a communication from the Corporation as to the availability of such shares. The option may be exercised as to all shares subject thereto or in part.

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(d)Any acquisition of capital stock pursuant to the preemptive rights conferred by this provision shall be closed on or before the date which is the later of (i) thirty (30) business days after receipt by the Corporation of the last written notice of exercise given pursuant to Section 1.1(b) or Section 1.1(c) above, or (ii) the date of the proposed issuance giving rise to such rights, as set forth in the notice given pursuant to Section 1.1(a) above. In the event the Corporation has not sold such capital stock within such time periods, the Corporation shall not thereafter issue or sell any shares of capital stock without first again offering such shares of capital stock to the Shareholders in accordance with the procedures set forth in this Section 1.1.

1.2Restrictions on Preemptive Rights. All preemptive rights under Section 1.1 above shall be subject to the following limitations and restrictions:

(a)Such preemptive rights shall apply to the issuance of capital stock by any subsidiary or to be formed subsidiary of the Corporation unless such subsidiary or to be formed subsidiary is issuing the capital stock in connection with the Corporation entering into a joint venture arrangement or other strategic relationship whose sole purpose is to further the business of the Corporation.

(b)Such preemptive rights shall not apply to (i) the Corporation’s issuance of any Non-Voting Common Stock or issuance of any Common Stock upon the conversion of any Non-Voting Common Stock or Preferred Stock, (ii) the issuance of any of the Corporation’s capital stock, or options therefor, pursuant to an Award (as defined in the Corporation’s 2013 Equity Award Plan) granted under the Corporation’s 2013 Equity Award Plan and/or (iii) any subsequently approved equity compensation plan approved by a majority of the directors of the Corporation who are not officers or employees of the Corporation and the issuance of any of the Corporation’s capital stock, or options therefore, granted under such plan.

SECTION 2

ELECTION OF DIRECTORS

2.1Election of Directors. Subject to Section 2.2 below, the Shareholders covenant and agree, one to the other, that they shall, at all times and from time to time, if lawfully permitted to do so, vote all shares of stock in the Corporation over which such Shareholder has voting control and shall take all other necessary or desirable actions within such Shareholder’s control (including in their respective capacity as shareholder, director, member of a board committee or officer of the Corporation or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting):

(a)so that the board of directors of the Corporation (the “Board”) shall at all times consist of not less than four (4) members;

(b)so that such total shall consist of (i) one (1) person to be designated by Kenneth L. Agee (or his heirs described in Section 2.2(b)), (ii) one (1) person to be designated by Terry Ingle (or his heirs described in Section 2.2(b)), (iii) one (1) person to be designated by Ray Witten (or his heirs described in Section 2.2(b)), and (iv) one (1) person to be designated by Black & Veatch Corporation (“B&V”); and

(c)so that upon a tie vote or deadlock of the Board (or any committee formed thereby) over any matter, the Board shall first use their best efforts to attempt to resolve the matter amongst themselves. If the Board’s efforts to resolve such matter fail, then the Board shall submit such matter to a vote of the shareholders of the Corporation.

2.2Resignation / Removal of Directors Upon Ceasing to Own Shares.

(a)If any of Kenneth L. Agee, Terry Ingle, Ray Witten or B&V ceases to own shares of stock in the Corporation, for any reason whatsoever except as outlined under Section 2.2(b), then such former Shareholder (or its designee) shall immediately resign from the Board. If such former Shareholder (or its designee) does not resign, the other Shareholders shall remove such former Shareholder (or its designee) from the Board. Unless otherwise agreed to in writing among the Shareholders, the bylaws of the Corporation shall govern how such vacancy is filled.

(b)If any of Kenneth L. Agee, Terry Ingle or Ray Witten ceases to own shares of stock in the Corporation under Section 4.3, then the heirs of such Shareholder (so long as such heirs (i) are permitted transferees under Section 4.3, and (ii) are either family members related by blood (not third parties) or a trust whereby such family members related by blood are either the trustee(s) or a majority of the beneficiaries thereof) shall be entitled to designate one (1) person to the Board until such time as such heirs cease to hold in the aggregate a percentage ownership of the Corporation of greater than five percent (5%). At such time, the designee of such heirs shall immediately resign from the Board, the other Shareholders shall remove such designee from the Board (if such designee does not resign) and, unless otherwise agreed to in writing among the Shareholders, the bylaws of the Corporation shall govern how such vacancy is filled.

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2.3Removal of Director. Except as provided in Section 2.2, each of Kenneth L. Agee, Terry Ingle, Ray Witten (or their respective heirs described in Section 2.2(b)) and B&V shall have the right at any time to remove (with or without cause) such Shareholder’s director and each other Shareholder shall vote all shares of stock over which such other Shareholder has voting control and shall take all other necessary or desirable actions within such other Shareholder’s control (including in its capacity as shareholder, director, member of a board committee or officer of the Corporation or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting) to remove such Shareholder’s director from the Board. Except as provided in the preceding sentence, unless Kenneth L. Agee, Terry Ingle, Ray Witten (or their respective heirs described in Section 2.2(b)) or B&V shall otherwise consent in writing, no other Shareholder shall take any action to cause the removal of such Shareholder’s director.

2.4Designation of Director. Except as provided in Section 2.2, in the event a vacancy is created on the Board at any time and for any reason with respect to the directorship held by the designee of Kenneth L. Agee, Terry Ingle, Ray Witten (or their respective heirs described in Section 2.2(b)) or B&V (whether as a result of death, disability, retirement, resignation or removal), the applicable Shareholder shall have the right to designate a different individual to replace such director and each other Shareholder shall vote all shares of stock over which such Shareholder has voting control and shall take all other necessary or desirable actions within such Shareholder’s control (including in its capacity as shareholder, director, member of a board committee or officer of the Corporation or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by the applicable Shareholder as that Shareholder’s director.

2.5Confidentiality Agreements. Each of Kenneth L. Agee, Terry Ingle, Ray Witten (or their respective heirs described in Section 2.2(b)) and B&V will cause such Shareholder’s director to execute a confidentiality agreement with the Corporation. Such confidentiality agreement will be in substantially the same form as the Corporation uses in the ordinary course of business with its officers and employees.

2.6Applicability to Trusts. Any referenced to Kenneth L. Agee, Terry Ingle or Ray Witten in this Section 2 shall also mean to include an inter vivos trust which is controlled by the applicable Shareholder.

SECTION 3

RESTRICTIONS ON TRANSFER

3.1Invalidity of Transfers. Subject to Sections 3.4 and 3.5 below, no transfer of shares of the Corporation by a Shareholder shall be valid unless all of the following conditions are met:

(a)The transfer is a permitted transfer under Section 4 of this Agreement.

(b)The Shareholder-transferor, as defined in Section 3.2 below, obtains the prior written consent of the Corporation, which consent shall not be unreasonably withheld. For purposes of this subsection, reasons for which the Corporation may reasonably withhold its prior written consent as to the transfer include, but shall not be limited to, any of the following: (i) the transferee (or any of its subsidiaries or affiliates) is either a competitor of the Corporation or owns ten percent (10%) or more of any competitor of the Corporation, (ii) the transferee (or any of its subsidiaries or affiliates) is involved in litigation, arbitration or mediation against the Corporation, (iii) the transferee (or any of its subsidiaries or affiliates) is indebted to Corporation or owes the Corporation money, (iv) the transferee (or any of its subsidiaries or affiliates) is currently in breach of any existing agreement with the Corporation, (v) the transferee (or any of its subsidiaries or affiliates) was in breach of any prior agreement with the Corporation and the Corporation terminated such agreement for such breach, or (vi) the majority owner, chairman, chief executive officer, president, managing partner, managing member or other top-level official of the transferee is the same as the majority owner or top-level official of any separate entity that meets any of the requirements of (i) – (v) above assuming such separate entity was the transferee in (i) – (v) above.” For clarity, it is within the Corporation’s sole discretion whether or not to withhold its prior written consent for any of the aforementioned reasons.

(c)The transferee shall have executed and delivered to the Corporation a joinder agreement, reasonably satisfactory in form and substance to the Corporation, agreeing to be bound by the terms and conditions of this Agreement.

(d)Upon request by the Corporation, the Shareholder-transferor shall furnish to the Corporation a written opinion of counsel, reasonably satisfactory in form and substance to the Corporation, to the effect that registration under applicable state and federal securities laws is not required in connection with the transfer.

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Any transfer or attempted transfer of any shares of the Corporation in violation of this Agreement shall be null and void, no such transfer shall be recorded on the Corporation’s books and the purported transferee in any such transfer shall not be treated (and the purported Shareholder-transferor shall continue to be treated) as the owner of such shares of the Corporation for all purposes of this Agreement.

3.2Definition of Transfer. “Transfer” means any sale, transfer, assignment, pledge, hypothecation, disposition, gift, exchange, sale by legal process under execution, or change in ownership, legal or beneficial, voluntary or involuntary, because of any act or occurrence; provided, however, the term “transfer” shall not include a Shareholder executing a proxy or power of attorney to either the Corporation, its board of directors, another Shareholder or an immediate family member of such Shareholder to vote such Shareholder’s shares or otherwise make decisions and act for such Shareholder as to any of such Shareholder’s rights, duties and obligations under this Agreement. With regard to any entity that is a Shareholder (other than B&V), the term “transfer” shall also mean any change in the majority ownership of such entity or its parent company(ies) (one or more parent companies in an upward series) and the transfer restrictions contained in Sections 3-7 of this Agreement shall apply to such change in ownership. “Shareholder-transferor” means the Shareholder whose shares have been or are about to be transferred.

3.3Definition of Bona Fide Offer. “Bona Fide Offer” means a legally enforceable offer in writing, made and signed by an offeror or offerors who is, or who are, not an affiliate of the Shareholder-transferor and who is a person or persons or entity or entities financially capable of carrying out the terms of such Bona Fide Offer. As used in the prior sentence, the term “affiliate,” as it relates to any person or entity, shall mean any parent, spouse, brother, or sister, or natural or adopted lineal descendant or spouse of such descendant of such person, and any entity in which the Shareholder-transferor or its parent company(ies) (one or more parent companies in an upward series) will at the time in question directly or indirectly own fifty percent (50%) or more interest in such entity.

3.4Exclusion for Exchange of Common Stock for Non-Voting Common Stock. Notwithstanding anything to the contrary contained in this Agreement, Sections 3-7 hereof shall not apply to:

(a)any Shareholder exchanging such Shareholder’s Common Stock for Non-Voting Common Stock so long as (i) such exchange is approved by the Board in its reasonable discretion, (ii) such exchange is made pursuant to a mutually-acceptable, written share exchange agreement, and (iii) such exchange is made in accordance with all applicable laws, rules and regulations; or

(b) any Shareholder selling or otherwise transferring such exchanged Non-Voting Common Stock.

3.5Exclusion for Conversion of Common Stock to Non-Voting Common Stock. Notwithstanding anything to the contrary contained in this Agreement, Sections 3-7 hereof shall not apply to:

(a)any Shareholder converting such Shareholder’s Common Stock to Non-Voting Common Stock so long as (i) a conversion mechanism is expressly set forth in the Corporation’s certificate of incorporation, (ii) such conversion is made in accordance with the Corporation’s certificate of incorporation and (iii) such conversion is made in accordance with all applicable laws, rules and regulations; or

(b)any Shareholder selling or otherwise transferring such converted Non-Voting Common Stock.

SECTION 4

PERMITTED TRANSFERS

4.1Consent. Any transfer of shares of the Corporation shall be a permitted transfer if (i) Shareholders owning at least seventy percent (70%) of the issued and outstanding Common Stock and Preferred Stock consent in writing to the specific transfer and (ii) Shareholders owning at least one hundred percent (100%) of the issued and outstanding Preferred Stock consent in writing to the specific transfer.

4.2Transfer After Tender. A transfer of shares of the Corporation shall be a permitted transfer if all of the following conditions are met:

(a)The shares have been tendered to the Corporation and the other Shareholders as provided in this Agreement.

(b)If the transfer is to be by sale, the proposed price and terms of sale must be a Bona Fide Offer.

(c)The tender has not been accepted within the time limits set forth in this Agreement.

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(d)The transfer is made within 180 days after the notice of tender is effective, is made to the transferee named in the tender notice, and is upon the price and terms set forth in the tender notice.

(e)The Shareholder-transferor(s) and the offeror(s) have complied with the tag along rights of the other Shareholders as provided in Section 7 of this Agreement, if applicable.

4.3Transfers Upon Death of Shareholder. Any transfer of shares of the Corporation upon the death of a Shareholder by testamentary instrument or applicable intestacy laws shall be a permitted transfer. The transferee of the shares shall provide, or cause to be provided, to the Corporation, if requested by the Corporation, sufficient evidence of the legal right and authority of the transferee to have the shares so transferred.

4.4 Transfers to Inter Vivos Trusts. Any transfer of shares of the Corporation by a Shareholder to an inter vivos trust shall be a permitted transfer. The transferee of the shares shall provide, or cause to be provided, to the Corporation, if requested by the Corporation, sufficient evidence of the legal right and authority of the transferee to have the shares so transferred.

SECTION 5

TENDER OF SHARES

5.1Notice of Tender. If a Shareholder desires to transfer shares of the Corporation and the transfer is not a permitted transfer unless tender is made, the shares to be transferred shall be tendered to the Corporation and the other Shareholders. Tender shall be made by giving notice of tender to the Corporation and to the other Shareholders. The notice shall state the number of shares to be transferred, the name and address of the person giving the notice and of the transferee, and the nature of the transfer. If the transfer is to be by sale, the proposed price and terms of sale must be a Bona Fide Offer and the notice of tender shall set forth the proposed price and terms of sale and shall include a copy of such Bona Fide Offer. If requested by the Corporation in writing, the Shareholder-transferor shall provide reasonable and verifiable proof that the transferee is financially capable of carrying out the terms of such Bona Fide Offer.

5.2Person Obligated to Give Notice. The notice shall be given by the Shareholder-transferor if the transfer is voluntary. If the transfer is involuntary, or by operation of law, the notice shall be given by the successor in interest of the Shareholder-transferor.

5.3Acceptance by Corporation. Within twenty (20) days following the Corporation’s receipt of a valid notice of tender (along with a copy of such Bona Fide Offer, if any, and reasonable and verifiable proof that the transferee is financially capable of carrying out the terms of such Bona Fide Offer, if requested by the Corporation in writing), the Corporation may accept the tender and purchase all or any part of the shares tendered. For clarification, the time frame for the Corporation to accept such tender does not begin until the Corporation is in receipt of all of the aforementioned items.

5.4Acceptance by Shareholders. If the Corporation fails to exercise its option to purchase all or any part of the shares tendered, the other Shareholders may accept the tender and purchase pro rata all or any part of the shares not purchased by the Corporation. The other Shareholders may accept the tender at any time within twenty (20) days following the expiration of the period for the Corporation’s acceptance of the tender.

5.5Additional Acceptances by Shareholders. If any of the other Shareholders do not elect to purchase all of the shares tendered to such Shareholder on a pro rata basis, then any of the other Shareholders shall, within ten (10) days following the expiration of the period for the other Shareholders’ acceptance of the tender, have the right to accept the tender and purchase all or any part of the remaining shares tendered. If more than one of the other Shareholders elect to purchase the remaining shares, such Shareholders shall have the right to purchase the remaining shares on a pro rata basis as amongst only them, or on any other basis that they may agree upon.

5.6No Purchase of All Shares Required. There is no requirement that the Corporation and/or the other Shareholders must purchase all of the shares tendered by the Shareholder-transferor. The Corporation and/or the other Shareholders may purchase all or any part of the shares tendered by the Shareholder-transferor.

5.7Notice of Acceptance. A tender shall be accepted by giving written notice of acceptance to the Shareholder-transferor that gave the notice of the tender. If acceptance is by the Corporation, notice of acceptance shall be given concurrently to the other Shareholders. If the acceptance is by one or more of the Shareholders other than the Shareholder-transferor, notice of the acceptance shall be given concurrently to the Corporation and to all other Shareholders.

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5.8Nonacceptance of Tender. For any shares that are tendered by the Shareholder-transferor and not accepted by the Corporation and/or any other Shareholders in accordance with the provisions of this Agreement, then such shares may be transferred as permitted in Section 4.2 of this Agreement. If such transfer is not consummated within the time period in Section 4.2(d), the rights provided under this Section 5 shall be deemed to be revived and such shares shall not be transferred until the Shareholder-transferor complies with this Section 5 again as to such shares.

SECTION 6

PURCHASE PRICE AND TERMS OF PAYMENT

6.1Proposed Sale of Shares. If shares are to be purchased by the Corporation or other Shareholders pursuant to a tender because the Shareholder-transferor intends to sell the shares by voluntary sale to a third party, the purchase price shall be the price for which the Shareholder-transferor intends to sell the shares plus ten percent (10%). Unless the Shareholder-transferor agrees otherwise, the Corporation or other Shareholders, as the case may be, shall purchase the shares upon the terms the Shareholder-transferor intends to sell the shares.

SECTION 7

TAG ALONG RIGHTS

7.1Tag Along Right of Sale When Majority Interest Is Being Purchased. If any Shareholder-transferor(s) serves a tender notice in accordance with Section 5 of this Agreement in connection with a Bona Fide Offer which provides for a sale, the completion of which would result in the ownership by the offeror(s) of a majority of the shares of the Corporation, and should any of the other Shareholders decide they wish to sell their shares to the offeror(s) on the same terms and conditions as contained in the Bona Fide Offer, then the Shareholder-transferor(s) serving the tender notice shall not be entitled to sell, transfer or otherwise dispose of their shares unless the offeror(s) purchase at the same time and on the same terms and conditions all of the shares of the other Shareholders who so desire to sell their shares.

7.2Tag Along Acceptance / Rejection. Any Shareholder having the right to have his shares purchased pursuant to Sections 7.1 shall accept or reject this right by delivering to the Shareholder-transferor(s) and the offeror(s) written notice of his intentions within the time period prescribed under Section 5.4. Failure to deliver the required notice of acceptance or rejection within the time period specified in the preceding sentence shall be deemed to be a rejection of the purchase offer. If any Shareholder accepts the right to have his shares purchased pursuant to Section 7.1, then:

(a)Such Shareholder shall negotiate in good faith with the offeror(s) to consummate the transaction contemplated by the applicable tender notice and the Shareholder’s acceptance of his right to have his shares purchased pursuant to Section 7.1;

(b)Any representations and warranties made by such Shareholder (and any liabilities resulting therefrom) pertaining to the consummation of the aforementioned transaction will be several; and

(c)The consummation of the aforementioned transaction will occur on or before the date which is the later of (i) the closing date specified in the tender notice given under Section 5 (unless waived by the parties thereto) or (ii) 180 days after the tender notice is given under Section 5.

SECTION 8

COVENANTS AND AGREEMENTS

8.1Covenants and Agreement of Shareholders with Board Seats. Kenneth L. Agee, Terry Ingle, Ray Witten, and B&V each individually covenants and agrees to each of the other Shareholders and the Corporation that the person that each of them designates to be a member of the Board under Section 2 will not be an employee, officer, director or agent of any Competitor.

8.2Covenants and Agreements of the Corporation. The Corporation covenants and agrees to each of the Shareholders as follows:

(a)In addition to, and without limiting any rights that a Shareholder may have with respect to inspection of the books and records of the Corporation under applicable law, the Corporation shall furnish to each Shareholder (or such Shareholder’s designated member of the Board, if any), the following information:

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(i) Within one hundred twenty (120) days after the end of each fiscal year, the balance sheet of the Corporation as at the end of each such fiscal year and the statements of income, cash flows and changes in stockholders’ equity for such year. Such financial statements shall fairly present in all material respects the financial condition of the Corporation as of the dates thereof and the results of its operations and changes in its cash flows and stockholders’ equity for the periods covered thereby; and

(ii)Within forty-five (45) days after the end of each fiscal quarter, the balance sheet of the Corporation at the end of such quarter and the statements of income, cash flows and changes in stockholders’ equity for such quarter. Such financial statements shall fairly present in all material respects the financial condition of the Corporation as of the dates thereof and the results of its operations and changes in its cash flows and stockholders’ equity for the periods covered thereby;

(b) The Corporation shall, and shall cause its officers and directors to afford such Shareholder the opportunity to consult with its officers and directors from time to time regarding the Corporation’s affairs, finances and accounts as each such Shareholder may reasonably request upon reasonable notice. The right set forth in this Section 8.2(b) shall not and are not intended to limit any rights which the Shareholder may have with respect to the books and records of the Corporation, or to inspect its properties or discuss its affairs, finances and accounts under the laws of the jurisdiction in which the Corporation is incorporated.

(c)Upon thirty (30) days’ prior written notice to the Corporation, any Shareholder and its representatives shall have the right, at its own expense, to access the books and records, directors, officers and employees of the Corporation as may be reasonably necessary to (i) verify the accuracy of the books and records of the Corporation or (ii) audit the financial statements being provided to the Shareholders under Section 8.2(a). Such access shall be conducted during ordinary business hours and in a manner that does not unreasonably interfere with the Corporation’s operations, and shall not be more frequent than once per fiscal year or in respect of any fiscal year ending not more than thirty (30) months prior to the date of such notice. The rights set forth in this Section 8.2(c) shall not and are not intended to limit any rights which the Shareholder may have with respect to the books and records of the Corporation, or to inspect its properties or discuss its affairs, finances and accounts under the laws of the jurisdiction in which the Corporation is incorporated.

8.3Covenants and Agreements of B&V. B&V covenants and agrees to each of the Shareholders and the Corporation as follows:

(a)B&V does not currently own an equity interest in any Competitor of the Corporation; and

(b)B&V will provide prompt written notice to the Corporation upon B&V acquiring an equity interest in any Competitor of the Corporation.

(c)For purposes of this Section 8.3, Competitor does not include any person, sole proprietorship, partnership, joint venture, limited partnership, limited liability partnership, limited liability company, corporation or other entity engaged in the business of gas-to-liquids processes except such processes using Fischer–Tropsch chemistry.

SECTION 9

TERMINATION

9.1Termination of Agreement. This Agreement shall automatically terminate upon the earlier to occur of the following:

(a)The written consent of (i) Shareholders owning at least seventy percent (70%) of the issued and outstanding Common Stock and Preferred Stock to terminate this Agreement and (ii) Shareholders owning at least one hundred percent (100%) of the issued and outstanding Preferred Stock to terminate this Agreement;

(b) The Corporation’s registration of its common stock under applicable state and federal securities laws for the purpose of an initial public offering;

(c)The Corporation’s merger or reverse merger with a third-party entity and such surviving entity’s common stock is publicly traded on a stock exchange; or

(d)The dissolution, liquidation, or winding up of the Corporation.

Upon the termination of this Agreement, neither the Corporation nor the Shareholders shall have any further rights, duties or obligations under this Agreement and the restrictive legend placed on all stock certificates of the Corporation under Section 10.1 of this Agreement shall be removed.

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SECTION 10

MISCELLANEOUS PROVISIONS

10.1Restrictive Legend. The following legend shall be endorsed upon all stock certificates of the Corporation issued to and in the name of the Shareholders:

“The shares evidenced by this certificate are subject to and transferable only upon compliance with the terms of an agreement among the shareholders of this Corporation and the Corporation restricting transfer of shares of the Corporation. Any transfer in violation of that agreement is invalid. The agreement is binding on anyone who acquires shares. A copy of the agreement is available for inspection at the office of the Corporation.”

10.2Specific Performance. The parties to this Agreement declare that it is impossible to measure in money the damages that will accrue if any party or the successors or assigns of any party should fail to perform any of the obligations contained in this Agreement. Therefore, the terms and provisions of this Agreement may be specifically enforced in equity, and all parties waive the claim or defense that the remedy at law is adequate for a breach of any of the terms and provisions of this Agreement.

10.3Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties. The provisions of this Agreement shall apply to all shares of the Corporation now held by the Shareholders or hereafter acquired by them or any of them. All of the provisions of this Agreement shall be binding upon, and inure to the benefit of, any third party who acquires shares in the Corporation from a Shareholder and any third party who acquires or has acquired prior to the date of this Agreement newly issued shares in the Corporation from the Corporation, and the terms “Shareholder,” “Shareholders,” “party,” or “parties” as used in this Agreement shall be deemed to include any such third party. Once a Shareholder ceases to own stock in the Corporation in compliance with the terms and conditions of this Agreement, such Shareholder shall no longer be a party to this Agreement. This paragraph shall not be construed as a modification of any preemptive rights under Section 1 or any restriction on transfer under Section 3, 4, 5, 6 or 7.

10.4Notice. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered in any of the following ways to either the physical address or email address shown on the records of the Corporation: (i) personal delivery, (ii) regular U.S. mail, (iii) nationally recognized overnight courier service or (iv) email. All notices and other communications shall be deemed to be given at the earlier to occur of either (x) the recipient’s actual receipt of such notice or other communication or (y) at the expiration of three (3) days after the date such notice or other communication was sent via any of the approved methods set forth in this paragraph. The physical address and/or email address of a party to which notices or other communications shall be sent may be changed from time to time by giving written notice to the other parties.

10.5Litigation Expense. In the event of a default under this Agreement, the defaulting party shall reimburse the non-defaulting party or parties for all costs and expenses reasonably incurred by the non-defaulting party or parties in connection with the default, including without limitation attorney’s fees. Additionally, in the event a suit or action is filed to enforce this Agreement or with respect to this Agreement, the prevailing party or parties shall be reimbursed by the other party for all costs and expenses incurred in connection with the suit or action, including without limitation reasonable attorney’s fees at the trial level and on appeal.

10.6Waiver. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

10.7Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oklahoma, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

10.8Jurisdiction; Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Tulsa County in the State of Oklahoma (or in the event of exclusive federal jurisdiction, the court of the Northern District of Oklahoma).

10.9Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to its subject matter, and it supersedes the Fourth Amendment, and all prior or contemporaneous agreements, representations, and understandings of the parties.

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10.10Amendment. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by the Corporation and Shareholders owning at least seventy percent (70%) of the issued and outstanding Common Stock and Preferred Stock of the Corporation; provided, however, any supplement, modification, or amendment to Section 2 hereof, which adversely affects the rights of either Ken Agee, Terry Ingle, Ray Witten, or B&V to designate one (1) person to the Corporation’s board of directors, shall not be binding unless executed in writing by such adversely affected Shareholder. Any supplement, modification, or amendment of this Agreement which meets the requirements of the immediately preceding sentence shall be binding upon all Shareholders.

10.11No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their heirs and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.12Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.13Exclusion of Non-Voting Common Stock. Notwithstanding anything to the contrary contained in this Agreement, this Agreement does not apply to the Corporation’s Non-Voting Common Stock or the holders thereof. As such, the holders of the Corporation’s Non-Voting Common Stock shall have no rights, duties or obligations whatsoever under this Agreement. As used in this Agreement, any reference to “capital stock,” “treasury shares,” “shares” or “stock” (i) only refers to and includes the Corporation’s Common Stock and Preferred Stock and (ii) does not refer to or include the Corporation’s Non-Voting Common Stock. Any calculation of ownership or voting percentages herein shall exclude the Corporation’s Non-Voting Common Stock and the holders thereof from such calculation—both as to the numerator and denominator of any such percentage calculation. Further, upon a Shareholder’s exchange or conversion of Common Stock for or to Non-Voting Common Stock in accordance with Sections 3.4 and 3.5, as applicable, such exchanged or converted Non-Voting Common Stock will not be subject to this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first written above.

Kenneth L. Agee and Cindy Agee, Trustees of
The Kenneth L. Agee Trust, dated May 18,
Emerging Fuels Technology, Inc.		2007, and any amendments thereto

By:		By:
Name:	Kenneth L. Agee	Name:	Kenneth L. Agee
Title:	President	Title:	Trustee

Rafael L. Espinoza		Black & Veatch Corporation

By:		By:
Name:	Rafael L. Espinoza	Name:	Hyleme S. George
		Title:	Vice President

Terry L. Ingle, Trustee of The Terry L. Ingle
Living Trust dated November 7, 2022		Ray Witten

By:		By:
Name:	Terry L. Ingle	Name:	Ray Witten
Title:	Trustee

Mark A. Agee Separate Property Trust		Edwin L. Holcomb Jr.

By:		By:
Name:	Mark A. Agee	Name:	Edwin L. Holcomb Jr.
Title:	Trustee

Stephen A. Campbell and Sandra K. Campbell,
Trustees of the Stephen A. Campbell and
Sandra K. Campbell Living Trust dated July 23,
Mark A. Agee		2019, and any amendments thereto

By:		By:
Name:	Mark A. Agee	Name:	Stephen A. Campbell
		Title:	Trustee

[Signature Page to Seventh Amended and Restated Shareholders Agreement]

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EXHIBIT A

to

Seventh Amended and Restated

Shareholders Agreement

Shareholder	Type of Stock	Number of Shares	Percentage of Shares
Kenneth L. Agee and Cindy Agee, Trustees of The Kenneth L. Agee Trust, dated May 18, 2007, and any amendments thereto	Common Stock	13,200,000.00	42.42%
Rafael Espinoza	Common Stock	5,930,000.00	19.06%
Black & Veatch Corporation	Series A Convertible Participating Preferred Stock	3,766,588.20	12.10%
Terry L. Ingle, Trustee of The Terry L. Ingle Living Trust dated November 7, 2022	Common Stock	2,926,470.70	9.40%
Ray Witten	Common Stock	2,776,470.70	8.92%
Mark A. Agee Separate Property Trust	Common Stock	1,200,000.00	3.86%
Edwin L. Holcomb Jr.	Common Stock	720,000.00	2.31%
Mark A. Agee	Common Stock	350,000.00	1.13%
Stephen A. Campbell and Sandra K. Campbell, Trustees of the Stephen A. Campbell and Sandra K. Campbell Living Trust dated July 23, 2019, and any amendments thereto	Common Stock	250,000.00	0.80%
	Total:	31,119,529.60	100.00%

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